PRIMERO MINING CORP.
SEPTEMBER 30, 2015

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

		Three months ended		Nine months ended
		September 30		September 30
			2014		2014
			(As restated,		(As restated,
	Notes	2015	Note 1)	2015	Note 1)

Revenue	4	$79,219	$75,503	$219,900	$203,441
Operating expenses		(41,859)	(44,502)	(121,038)	(112,572)
Depreciation and depletion	7	(19,535)	(17,798)	(58,489)	(43,540)
Total cost of sales		(61,394)	(62,300)	(179,527)	(156,112)
Earnings from mine operations		17,825	13,203	40,373	47,329
Goodwill impairment charge		-	(98,961)	-	(98,961)
Exploration expenses		(231)	(1,205)	(1,091)	(1,239)
General and administrative expenses		(6,247)	(5,854)	(21,411)	(29,698)
Earnings (loss) from operations		11,347	(92,817)	17,871	(82,569)
Transaction costs and other expenses		-	(1,120)	(3,685)	(8,884)
Finance expense	11	(3,057)	(2,309)	(7,860)	(4,617)
Mark-to-market gain on convertible debentures	9(c)	9,000	-	13,500	-
Other income (loss)	13	(5,347)	4,686	(2,475)	1,867
Earnings (loss) before income taxes		11,943	(91,560)	17,351	(94,203)
Income tax expense	14	(17,346)	(7,922)	(25,909)	(8,414)
Net loss for the period		($5,403)	($99,482)	($8,558)	($102,617)
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil		(131)	(1,870)	(865)	(282)
Unrealized gain (loss) on investment in Fortune Bay, net of tax of $nil		-	(95)	60	(444)
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil		-	-	456	-
Total comprehensive loss for the period		($5,534)	($101,447)	($8,907)	($103,343)
Basic loss per share		($0.03)	($0.62)	($0.05)	($0.69)
Diluted loss per share		($0.03)	($0.62)	($0.05)	($0.69)
Weighted average number of common shares outstanding
Basic		162,472,841	159,960,683	162,202,155	149,719,306
Diluted		162,472,841	159,960,683	162,202,155	149,719,306

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

		September 30	December 31
	Notes	2015	2014
Assets
Current assets
Cash and cash equivalents		$43,104	$27,389
Trade and other receivables		36	59
Taxes receivable		26,719	33,272
Prepaid expenses		10,744	6,633
Inventories	8	33,166	20,366
Total current assets		113,769	87,719
Non-current assets
Restricted cash	6	6,140	17,646
Mining interests	7	881,742	881,480
Deferred tax asset		-	611
Long-term stockpile	8	8,195	14,309
Other non-current assets		1,237	1,055
Total assets		$1,011,083	$1,002,820

Liabilities
Current liabilities
Trade and other payables		$31,499	$50,743
Income tax payable		10,264	5,575
Other taxes payable		1,769	2,688
Current portion of long-term debt	9	52,076	5,616
Total current liabilities		95,608	64,622
Non-current liabilities
Other taxes payable		12,095	11,295
Deferred tax liability		59,267	50,374
Decommissioning liability		30,392	32,566
Long-term debt	9	63,500	89,771
Derivative liability	9(a)	-	1,405
Other long-term liabilities		4,826	4,802
Total liabilities		$265,688	$254,835

Shareholders' equity
Share capital	10(a)	$863,076	$858,761
Warrant reserve	10(b)	-	34,782
Contributed surplus	10(c)	58,310	21,526
Accumulated other comprehensive loss		(5,510)	(5,161)
Deficit		(170,481)	(161,923)
Total shareholders' equity		$745,395	$747,985
Total liabilities and shareholders' equity		$1,011,083	$1,002,820

Commitments and contingencies (Note 18)

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR NUMBER OF COMMON SHARES)
(UNAUDITED)

						Accumulated
						other	Deficit
		Share capital		Warrants	Contributed	comprehensive	Note 1)
	Notes	Shares	Amount	reserve	surplus	loss	(As restated,	Total equity
Balance, January 1, 2014		115,726,035	$553,518	$34,237	$15,518	($4,644)	$62,461	$661,090
Shares issued for
Acquisition of Brigus Gold Corp.	2	41,340,347	279,049	545	6,983	-	-	286,577
Exercise of stock options	10(d)	1,911,744	14,105	-	(4,232)	-	-	9,873
PSUs settled in shares		-	-	-	-	-	-	-
Exercise of warrants		-	-	-	-	-	-	-
Flow-through agreement	10(a)	1,000,000	7,105	-	-	-	-	7,105
Foreign currency translation		-	-	-	-	(726)	-	(726)
Unrealized loss on Fortune Bay investment		-	-	-	-	-	-	-
Share-based payment	10(c)	-	-	-	2,329	-	-	2,329
Loss for the period		-	-	-	-	-	(102,617)	(102,617)
Balance, September 30, 2014		159,978,126	$853,777	$34,782	$20,598	($5,370)	($40,156)	$863,631
Shares issued for
Exercise of stock options	10(d)	10,000	$39	$-	($15)	$-	$-	$24
PSUs settled in shares	10(e)	81,477	350	-	-	-	-	350
Exercise of warrants		4,790	47	-	-	-	-	47
Flow-through agreement	10(a)	1,481,482	4,548	-	-	-	-	4,548
Foreign currency translation		-	-	-	-	665	-	665
Unrealized loss on Fortune Bay investment		-	-	-	-	(456)	-	(456)
Share-based payment	10(c)	-	-	-	943	-	-	943
Loss for the period		-	-	-	-	-	(121,767)	(121,767)
Balance, December 31, 2014		161,555,875	$858,761	$34,782	$21,526	($5,161)	($161,923)	$747,985
Shares issued for
Exercise of stock options	10(d)	300,000	$1,120	$-	($294)	$-	$-	$826
PSUs settled in shares	10(e)	637,883	3,195	-	(3,398)	-	-	(203)
Expiry of warrants	10(b)	-	-	(34,782)	34,782	-	-	-
Reclassification of unrealized loss on investment in Fortune Bay		-	-	-	-	456	-	456
Foreign currency translation		-	-	-	-	(865)	-	(865)
Unrealized gain on Fortune Bay investment		-	-	-	-	60	-	60
Share-based payment	10(c)	-	-	-	5,694	-	-	5,694
Net income (loss) for the period		-	-	-	-	-	(8,558)	(8,558)
Balance, September 30, 2015		162,493,758	$863,076	$-	$58,310	($5,510)	($170,481)	$745,395

Total comprehensive loss was $8.9 million for the nine months ended September 30, 2015 (September 30, 2014 – $103.3 million, as restated) .
See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

		Three months ended		Nine months ended
		September 30		September 30
			2014		2014
			(As restated,		(As restated,
	Notes	2015	Note 1)	2015	Note 1)
Operating activities
Earnings (loss) before income taxes		$11,943	($91,560)	$17,351	($94,203)
Adjustments for:
Depreciation and depletion	7	19,535	17,798	58,489	43,540
Goodwill impairment charge		-	98,961	-	98,961
Share-based compensation expense		1,285	(993)	6,360	10,713
Payments made under the Phantom Share Unit Plan		(196)	(336)	(3,813)	(9,490)
Mark-to-market gain on convertible debentures		(9,000)	-	(13,500)	-
Write-off of assets		-	102	-	1,317
Write-down of inventory		745	525	1,791	1,750
Unrealized foreign exchange loss (gain)		(1,712)	(2,385)	(3,232)	97
Taxes paid		(5,574)	(610)	(11,421)	(1,549)
Other		39	(2,029)	(955)	(1,636)
Other adjustments
Transaction costs (disclosed in financing activities)		-	-	3,651	-
Finance income (disclosed in investing activities)		(16)	(78)	(94)	(262)
Finance expense		3,057	2,309	7,860	4,617
Operating cash flow before working capital changes		20,106	21,704	62,487	53,855
Changes in non-cash working capital	12	7,998	(9,682)	(18,970)	(36,889)
Cash provided by (used in) operating activities		$28,104	$12,022	$43,517	$16,966
Investing activities
Expenditures on mining interests		($20,687)	($30,087)	($60,448)	($80,880)
Equity investment in Santana Minerals		-	(355)	-	(355)
Acquisition of Brigus Gold Corp (net)		-	-	-	(7,773)
Interest received		16	78	94	262
Cash used in investing activities		($20,671)	($30,364)	($60,354)	($88,746)
Financing activities
Repayment of debt	9 (d)	$-	($1,183)	($40,000)	($57,545)
Proceeds on exercise of options		-	510	826	9,873
Issuance of $75 million convertible debt		-	-	75,000	-
Transaction costs on issuance of convertible debt		-	-	(3,651)	-
Payments on capital leases		(1,533)	-	(4,832)	-
Funds released from reclamation bond	6	-	-	9,846	-
Proceeds on issuance of flow-through shares		-	-	-	8,037
Drawdown on line of credit, net of transaction costs		-	(561)	-	27,632
Interest paid		(3,191)	(2,239)	(6,267)	(3,817)
Cash provided by (used in) financing activities		($4,724)	($3,473)	$30,922	($15,820)
Effect of foreign exchange rate changes on cash		$565	($297)	$1,630	($1,055)
Increase (decrease) in cash		$3,274	($22,112)	$15,715	($88,655)
Cash, beginning of period		39,830	44,168	27,389	110,711
Cash, end of period		$43,104	$22,056	$43,104	$22,056

Supplemental cash flow information (Note 12)

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

1.	Corporate Information and basis of preparation

Primero Mining Corp. (Primero or the Company) is a publicly traded company, listed on both the Toronto and New York Stock Exchanges. Its registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. The Corporate address is Suite 2100, 79 Wellington Street West, Toronto, Ontario. The Company owns two producing properties, the San Dimas gold-silver mine in the San Dimas district of Mexico and the Black Fox gold mine in Timmins, Ontario, Canada. The Company owns two properties adjacent to the Black Fox gold mine – Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, comprise the Black Fox Complex. The Company also has one project in the development stage, Cerro del Gallo, and one exploration property, Ventanas, both located in Mexico.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB). It does not include all the necessary annual disclosures in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with the Company’s most recently issued annual consolidated financial statements which include information necessary or useful to understanding the Company’s business and financial statement presentation.

The Company’s significant accounting policies, judgements and estimates were presented in Note 2 of the audited annual consolidated financial statements for the year ended December 31, 2014 and have been consistently applied in the preparation of these condensed consolidated interim financial statements except for the accounting policy changes disclosed in Note 3.

The Company’s profitability and cash flow is highly dependent on the price of gold. A prolonged decline in gold prices could trigger the Company to re-evaluate the long-term metal price assumptions used in the valuation of its assets. A significant decrease in long-term metal price assumptions could have an adverse effect on the Company’s asset values.

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on November 2, 2015.

(a) Restatement of comparative information

As a result of the finalization of the purchase price allocation in the fourth quarter of 2014 relating to the acquisition of Brigus Gold Corp. (Brigus) (note 2), depletion expense was adjusted from the date of acquisition and a $13.2 million decrease was recorded in the Company’s fourth quarter 2014 statement of operations and comprehensive loss relating to the period from March 5 to September 30, 2014. Accordingly, in presenting the comparative operating results for the three and nine month period ended September 30, 2014, the Company reduced depletion by $7.0 million and $13.2 million, respectively, and recognized a corresponding reduction in income tax recovery of $0.6 million and $1.4 million, respectively.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The following table summarizes the corrections on each of the affected financial statement line items for the period presented.

	As previously	Restatement	As
	reported	adjustment	Restated
Three months ended September 30, 2014
Depreciation and depletion	$24,817	($7,019)	$17,798
Income tax expense	7,325	597	7,922
Net income (loss) for the period	(105,904)	6,422	(99,482)

Nine months ended September 30, 2014
Depreciation and depletion	$56,744	($13,204)	$43,540
Income tax expense	7,013	1,401	8,414
Net income (loss) for the period	(114,420)	11,803	(102,617)

(b) Reclassification of comparative information

Certain amounts in the 2014 consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on loss for the period as previously reported.

2.	Acquisition of Brigus Gold Corp.

On March 5, 2014, the Company acquired all of the issued and outstanding common shares of Brigus. Brigus was a gold producing company, whose principal assets were the Black Fox mine and adjacent properties, Grey Fox and Pike River, located in the Township of Black River–Matheson, Ontario, Canada, and the Black Fox mill (together the “Black Fox Complex”).

As part of the transaction, Primero acquired each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders received 0.1 of a common share in a newly incorporated company, Fortune Bay Corp. (“Fortune Bay”) for each Brigus common share as part of the Arrangement. Fortune Bay holds Brigus’ non-Ontario assets and was capitalized on March 5, 2014 with Cdn$10 million in cash by Primero. Upon completion of the Arrangement, Brigus shareholders held, in aggregate, a 90.1% interest in Fortune Bay and Primero held the remaining 9.9% interest. In addition, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

The Company determined that the acquisition of Brigus was a business combination in accordance with the definition in IFRS 3 Business combinations and as such has accounted for it in accordance with this standard using the acquisition method with Primero as the acquirer. On March 28, 2014, Brigus changed its name to Primero Gold Canada Inc.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The fair value assigned to the identified assets and liabilities was finalized during the fourth quarter of 2014 and is presented below. Transaction costs of $7.5 million relating to the acquisition were expensed in accordance with IFRS 3, Business combinations; these transaction costs are recognized within “transaction costs and other expenses” in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2014.

Purchase price
Common shares	$279,049
Cash	15,030
Share-based compensation	6,983
Warrants	545
$301,607
Net assets acquired
Assets
Cash	$7,257
Restricted cash	18,524
Accounts receivable	848
Inventories	15,567
Investment in Fortune Bay (1)	1,127
Prepaid expenses	482
Mining interests (2)	302,551
Goodwill (3)	98,961
Liabilities & Equity
Accounts payable	(30,370)
Finance leases	(15,511)
Decommissioning liability	(15,746)
Convertible debentures	(45,168)
Derivative liabiliy	(3,696)
Senior secured notes	(22,713)
Deferred tax liability	(10,506)
$301,607

1.

During the quarter ended March 31, 2015, the Company performed an assessment of its investment in Fortune Bay and recognized an impairment loss of $534.0 in the condensed consolidated interim statement of operations and comprehensive income (loss) with a corresponding reduction in accumulated other comprehensive income (loss).

2.

In the fourth quarter of 2014 the Company recorded an impairment charge of $75.0 million resulting from its growing understanding of the mine parameters, including a decline in mineable ounces and depletion of the open pit in 2015.

3.	In the third quarter of 2014, the Company determined that it could not support the value assigned to goodwill and recorded an impairment charge of the full $99.0 million.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

3.	Functional currency change and recent pronouncements issued

(a) Functional and presentation currency

On January 1, 2015, Primero Gold Canada Inc. (PGCI) and Primero Mining Corp. (PMC) amalgamated as one company under the name Primero Mining Corp. (amalgamated PMC). PGCI, which held the Black Fox Complex assets, used the U.S. dollar as its functional currency, while the functional currency of the former parent company, PMC, was the Canadian dollar.

On March 12, 2015 Canada Revenue Agency approved the election of U.S. dollar as the functional currency of amalgamated PMC. As a result of the change in underlying conditions relevant to amalgamated PMC, effective March 31, 2015 the functional currency was changed from the Canadian dollar to the U.S. dollar.

(b) Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9).  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.  IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.  The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

4.	Revenue

Revenue is comprised of the following sales:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

Gold	$57,988	$64,662	$185,324	$165,680
Silver	21,231	10,841	34,576	37,761
	$79,219	$75,503	$219,900	$203,441

Silver Purchase Agreement

The silver purchase agreement provides that for the first four years after the Company’s acquisition of the San Dimas mine up to August 5, 2014, the first 3.5 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, were to be sold to Silver Wheaton Caymans (SWC) at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014, for the life of the mine, the first 6 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to SWC at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to SWC is available to be sold by the Company at market prices.

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. The 6 million ounces production threshold for the year ended August 5, 2015 was met in July 2015 and the 3.5 million ounces production threshold for the year ended August 5, 2014 was met in early March 2014. During the three and nine months ended September 30, 2015, the Company sold 0.8 million ounces of silver at market prices for revenue of $12.7 million (2014 – $5.9 million and $24.6 million, respectively).

Gold Purchase Agreement

As part of the acquisition of Brigus, the Company assumed a gold purchase agreement related to the Black Fox Mine. Under the agreement, the Company is obligated to sell 8% of the future gold production at the Black Fox mine and 6.3% at the adjoining Pike River property (Black Fox Extension). During the three and nine months ended September 30, 2015, the Company recorded revenue of $0.7 million and $2.6 million, respectively (2014 - $0.8 million and $1.6 million, respectively) under the contract terms.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

5.	Advanced Pricing Agreement (APA)

On October 4, 2012, the Company received a ruling (the “APA Ruling”) from the Mexican tax authorities which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years) and the Company’s APA Ruling covered the five years ending December 31, 2014. In 2015, the Company intends to continue to record its revenue from sales of silver under the Amended and Restated Silver Purchase Agreement in a manner consistent with prior years, the APA Ruling and applicable Mexican laws. The Company has until the end of 2016 to file an application for a renewed APA Ruling in respect of 2015 and the subsequent four taxation years. There can be no assurance that Mexican tax laws applicable to the APA Ruling will not change or that the applicable authorities will issue a renewal or similar ruling or that the authorities will continue to assess the Company’s taxes on the basis of its realized prices for silver.

The Company continues to evaluate alternatives to achieve long-term tax certainty including through engaging in a dialogue with the Mexican tax authorities in this regard. To the extent the Mexican tax authorities determine that the appropriate price of silver sales under the Amended and Restated Silver Purchase Agreement is different than the realized price, it could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

6.	Restricted cash

In 2015, the Company changed its form of financial assurance on its closure obligations at the Black Fox Complex. At September 30, 2015, restricted cash of $6.1 million (C$8.2 million) represented collateralized cash held for a letter of credit securing C$20.5 million of closure bonds held with the Ontario Ministry of Northern Development (OMND). At December 31, 2014, the restricted cash balance of $17.6 million represented fully cash collateralized letters of credit of C$19.0 million and cash on deposit of C$1.5 million with the OMND securing the same closure obligations for the Black Fox Complex.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

7.	Mining interests

A summary of mining interest by property is as follows:

	Mining properties	Land and	Plant, equipment	Construction	September 30,	December 31,
	and leases	buildings	and vehicles	in progress	2015	2014
San Dimas	$385,587	$43,980	$50,359	$54,151	$534,077	$543,621
Black Fox Complex	192,230	8,359	57,575	4,073	262,237	255,136
Cerro Del Gallo	80,142	4,587	262	-	84,991	82,437
Corporate	-	-	437	-	437	286
Total	$657,959	$56,926	$108,633	$58,224	$881,742	$881,480

All property of the San Dimas mine is pledged as security for the Company’s obligations under the silver purchase agreement and certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Note 4).

The carrying value of property, plant and equipment under finance leases at September 30, 2015 was $9.7 million (December 31, 2014 - $22.4 million). The lessors hold first security rights over the leased assets.

Depreciation and depletion expense for the three and nine months ended September 30, 2015 was $19.5 million and $58.5 million, respectively (2014 - $17.8 million and $43.5 million, respectively).

8.	Inventories

	September 30,	December 31,
	2015	2014
Current portion of inventory
Gold and silver	$9,360	$6,950
Stockpiled ore	11,466	585
Work-in-progress	5,749	6,140
Supplies	6,591	6,691
	33,166	20,366
Long-term stockpile	8,195	14,309
	$41,361	$34,675

Long-term stockpile represents the remaining ore from the Black Fox open pit mine that is expected to be used beyond September 30, 2016. For the three and nine months ended September 30, 2015, the Company recorded inventory write downs of $0.7 million and $1.8 million, respectively (2014 - $0.5 million and $1.8 million, respectively) to reflect a net realizable value based on a price of $1,150 per ounce of gold.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

9.	Debt

	September 30,	December 31,
	2015	2014
Current debt
Senior unsecured convertible debentures (a)	$47,388	$-
Finance lease liabilities (b)	4,688	5,616
	$52,076	$5,616
Long-term debt
Senior unsecured convertible debentures (a)	$-	$46,315
5.75% convertible unsecured debentures (c)	61,500	-
Finance lease liabilities (b)	2,000	5,629
Line of credit (d)	-	37,827
	$63,500	$89,771
	$115,576	$95,387

(a) As part of the acquisition of Brigus, the Company assumed $50 million of senior unsecured debentures. The debentures, which will mature on March 31, 2016, bear interest at 6.5% per annum payable semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2011. The Company made a change of control offer for Brigus’ senior unsecured convertible debentures on April 4, 2014. Investors holding $1.9 million of the debentures accepted the Company’s offer and these debentures were repaid on May 16, 2014, leaving $48.1 million of principal outstanding as at September 30, 2015.

The remaining $48.1 million of debentures are convertible by the holders into Common Shares at any time at a conversion price of $14.00 per Common Share. The debentures allow for forced conversion by the Company if the market price of the Company’s shares is at least 125% of the conversion price. Subject to certain restrictions, the Company may, at its option, elect to satisfy its obligation to repay the principal amount of all or any portion of the principal amount of the debentures outstanding, by issuing common shares of the Company on maturity.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the debentures are considered to contain an embedded derivative relating to the conversion option. The conversion option was valued upon initial recognition at fair value using an option pricing model and was separated from the debt component of the debentures. The debt component of the debentures was measured upon initial recognition, based on the present value of the cash flows associated with the debentures. Subsequent to initial recognition, the embedded derivative component is re-measured at fair value at each reporting date while the debt component is accreted to the face value of the debentures using the effective interest rate through periodic charges to finance expense over the term of the debentures. Accretion relating to the debentures for the three and nine month periods ended September 30, 2015 was $0.4 million and $1.1 million, respectively (2014 - $0.4 million and $0.8 million, respectively).

(b) The Company is obligated under various finance leases for equipment as well as a milling facility on the Black Fox Complex. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60% . The are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

(c) On February 9, 2015, the Company closed its offering (the Offering) of $75 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the 5.75% Debentures) maturing on February 28, 2020. The Debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The 5.75% Debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of Debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

The 5.75% Debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the 5.75% Debentures are considered to contain embedded derivatives relating to the conversion and redemption options. The Company has elected to classify the convertible debenture as a financial instrument measured at fair value for reporting purposes given that the debentures contain multiple embedded derivatives. Fair value changes are recorded through the statement of income and comprehensive income (loss). Transaction costs associated with the debentures of $3.7 million were expensed during the nine months ended September 30, 2015.

(d) The Company closed a $75 million revolving credit facility, provided by two Canadian banks, on May 23, 2014. The line of credit has a three-year term and bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin. The line of credit is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility. As at December 31, 2014, the Company had drawn $40 million under the line of credit. Net transaction costs of $2.2 million have been netted against the drawn amount resulting in a carrying balance of $37.8 million at December 31, 2014.

On March 13, 2015, the Company made a payment on the outstanding balance of the line of credit utilizing the proceeds from the Offering (Note 9(c)). Following the payment of the line of credit, the remaining unamortized transaction costs amounting to $1.9 million have been reclassified as prepayment for pre-arranged services and are amortized over the remaining term of the facility as a finance expense.

10.	Shareholders’ equity

(a) Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The Company received $11.7 million (net of transaction costs) from the proceeds of two flow-through financings in 2014 to fund exploration costs at the Grey Fox and Pike River properties. Primero raised C$9.0 million in March 2014 by issuing 1,000,000 flow through shares and C$8.0 million in December 2014 by issuing 1,481,482 flow-through shares. All of the March 2014 financing was spent by December 31, 2014 and all of the December 2014 financing is expected to be spent by December 31, 2015.

(b) Warrants

As at December 31, 2014, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of C$8.00 until July 20, 2015. On July 21, 2015, these warrants expired unexercised. Accordingly, the carrying value of $34.8 million was reclassified to contributed surplus.

(c) Contributed Surplus

During the nine month period ended September 30, 2015, the Company credited contributed surplus for amounts relating to share-based compensation as follows:

	September 30,	September 30,
	2015	2014
Stock options	$1,322	$830
2013 PSU Plan	4,137	1,499
Deferred share units	235	-
	$5,694	$2,329

Contributed surplus relating to exercised stock options of $0.3 million (2014 - $4.2 million) and settlement of 2013 PSUs of $3.4 million were credited to share capital net of cash payments of $0.2 million during the nine months ended September 30, 2015.

In addition to the above share-based compensation expense recognized through contributed surplus, charges relating to the Company’s Phantom Share Unit Plan and Directors PSU Plan were recognized in the condensed consolidated interim statement of operations and comprehensive income (loss) as discussed in Note 10(e)(i).

(d) Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements).

A summary of the Company’s stock option activities for the nine month period ended September 30, 2015 and the year ended December 31, 2014 is presented below.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

	Options	Weighted average
	outstanding	exercise price
Outstanding at January 1, 2014	7,963,990	C$5.85
Granted	3,682,393	6.75
Exercised	(1,921,744)	5.50
Cancelled	(172,500)	6.90
Expired	(297,915)	7.70
Outstanding at December 31, 2014	9,254,224	C$6.17
Granted	1,617,870	4.23
Exercised	(300,000)	3.47
Cancelled/Forfeited	(71,875)	5.68
Expired	(5,526,815)	5.91
Outstanding at September 30, 2015	4,973,404	C$5.99

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the nine month period ended September 30, 2015 and 2014.

	2015	2014
Risk free interest rate	0.95%	1.33%
Expected life in years	3.50	3.50
Volatility	59.27%	53.00%
Expected dividends	0.00%	0.00%
Forfeiture rate	5.00%	5.00%
Weighted average fair value of options issued	C$1.73	C$2.91

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

As at September 30, 2015, the following stock options were outstanding and exercisable:

	Awards Outstanding				Awards Exercisable
		Remaining		Weighted		Remaining		Weighted
		contractual		average		contractual		average
Range of exercise		life		exercise		life		exercise
price per share	Quantity	(in years)		price	Quantity	(in years)		price
$2.60 - $4.00	235,000	3.05	C$	2.67	235,000	3.05	C$	2.67
$4.01 - $8.00	3,889,920	3.11		5.55	1,694,526	1.72		6.50
$8.01 - $12.00	824,306	0.50		8.70	824,306	0.50		8.70
$12.01 - $16.00	6,242	3.67		13.63	6,242	3.67		13.63
$16.01 - $20.11	17,936	1.20		17.24	17,936	1.20		17.24
	4,973,404	2.67	C$	5.99	2,778,010	1.47	C$	6.91

(e) Phantom share unit plans

The Company has the following phantom share unit plans:

(i) Phantom Share Unit Plan (PSUP) and Directors PSU Plan (Directors PSUP)

PSUP is a cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

A person holding Director PSUs is entitled to elect to receive at vesting, either a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

A summary of the unit activity for the nine month period ended September 30, 2015 and the year ended December 31, 2014 under the PSUP and the Directors PSUP is presented below.

	September 30,	December 31,
	2015	2014
Opening balance	1,515,143	2,825,968
Redeemed	(1,020,660)	(1,490,119)
Granted	223,883	358,432
Cancelled	(5,312)	(179,138)
	713,054	1,515,143

Units issued under the PSUP and Directors PSUP are accounted for as cash-settled awards. All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive income (loss) during the three and nine months ended September 30, 2015 in relation to the PSUP and Directors PSUP was $0.3 million and $0.7 million, respectively (2014 – ($2.3) million and $7.5 million, respectively) recognized under general and administrative expenses. The total liability recognized at September 30, 2015 in respect of the PSUP and Directors PSUP was $1.1 million (December 31, 2014 - $4.4 million) which is classified as a current liability, reported within trade and other payables.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

During the nine months ended September 30, 2015, the Company issued nil units under the PSUP (2014 – 172,091 units), and issued 223,883 units under the Directors PSUP (2014 – 186,341 units).

(ii) 2013 PSU Plan (2013 PSUP)

A person holding PSUs issued under this plan is entitled to receive, at vesting either a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of PSUs, or a combination of cash and equity. The choice of settlement is solely at the Company`s discretion.

A summary of the unit activity for the nine month period ended September 30, 2015 and the year ended December 31, 2014 under the 2013 PSUP is presented below.

	September 30,	December 31,
	2015	2014
Opening balance	1,152,464	412,094
Redeemed	(706,105)	(140,103)
Granted	1,960,463	969,878
Cancelled	(58,957)	(89,405)
	2,347,865	1,152,464

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income (loss) for the three and nine months ended September 30, 2015 in relation to the 2013 PSUP was $1.0 million and $4.1 million, respectively (2014 - $1.0 million and $2.4 million, respectively).

(f) Deferred Share Units

The Company’s shareholders approved a deferred share unit plan (DSUP) on May 6, 2015. A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion.

The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

As at September 30, 2015, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income (loss) for the three and nine months ended September 30, 2015 in relation to the DSUP was $0.1 million and $0.2 million, respectively.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

(g) Dilutive securities

For the three and nine months ended September 30, 2015, 2,535,976 and 2,214,883 common shares, respectively, which are issuable from outstanding stock options, 2013 PSUs and DSUs (2014 - 1,743,819 and 1,568,835 common shares, respectively) were excluded from the calculation of diluted securities as they would be considered to be anti-dilutive.

11.	Finance expenses

Finance expense comprise the following:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Interest on 6.5% convertible debentures	$798	$788	$2,349	$1,793
Interest on 5.75% convertible debentures	1,051	-	1,642	-
Interest on line of credit	235	988	783	1,589
Interest on Goldcorp promissory note	-	-	-	673
Accretion on 6.5% convertible debentures	379	355	1,073	795
Accretion on asset retirement obligation	270	279	819	763
Amortization of line of credit transaction costs	179	-	660	-
Others	145	(101)	534	(996)
	$3,057	$2,309	$7,860	$4,617

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

12.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Trade and other receivables	$2,136	$1,568	$1,119	$864
Taxes receivable	7,092	(4,940)	5,612	(15,278)
Prepaid expenses	(4,334)	(3,103)	(4,746)	(3,397)
Inventories	4,594	(2,332)	(7,100)	(4,051)
Trade and other payables	(1,490)	2,560	(13,855)	(12,500)
Taxes payable	-	(3,435)	-	(2,527)
	$7,998	($9,682)	($18,970)	($36,889)

13.	Other income (loss)

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Foreign exchange gain (loss)	($5,568)	$2,579	($3,229)	($30)
Gain on derivative liability	208	2,179	1,483	2,464
Finance income	16	78	214	262
Other	(3)	(150)	(943)	(829)
	($5,347)	$4,686	($2,475)	$1,867

14.	Income Taxes

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Current income tax expense	$7,575	$1,476	$15,331	$4,508
Deferred income tax expense	9,771	6,446	10,578	3,906
Income tax expense	$17,346	$7,922	$25,909	$8,414

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Earnings (loss) before income taxes	$11,943	($91,560)	$17,351	($94,203)
Canadian federal and provincial income tax rate	26%	26%	26%	26%
Expected income tax expense (recovery)	3,105	(23,806)	4,511	(24,493)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	295	1,221	932	1,932
Share-based payments	3	64	309	(182)
Amounts allowable for tax purposes	(2,439)	(4,525)	(10,938)	(10,350)
Impact of Mexican deflation on tax values	791	1,242	(2,656)	(2,316)
Impact of foreign exchange	1,561	1,608	2,728	778
Impact of foreign exchange on deferred income tax assets and liabilities	13,206	4,607	23,669	4,036
Withholding taxes on intercompany interest	862	1,132	3,034	3,374
Royalty taxes in Mexico	1,027	150	1,924	1,334
Flow through share renunciation	7	440	151	746
Impairment of goodwill	-	24,740	-	24,740
Ontario mining taxes	(114)	361	(1,241)	927
Benefit of tax losses not recognized	(958)	688	3,486	7,888
Income tax expense	$17,346	$7,922	$25,909	$8,414

15.	Financial instruments

The Company’s financial instruments at September 30, 2015 consist of cash, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt. At September 30, 2015, the carrying amounts of cash, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains on available for sale assets are recognized in OCI. Cumulative losses recorded under Accumulated other comprehensive income are reclassified from equity to the statement of operations when there is objective evidence that the asset is impaired. Once an impairment is recognized, all subsequent losses are recognized in the statement of operations until the asset is derecognized. During the nine months ended September 30, 2015, the Company recorded an impairment loss of $0.6 million in the statement of operations and comprehensive income (loss) relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

The fair value of the 6.5% convertible debentures upon initial recognition was based on the present value of the future cash flows to be paid under the terms of the debentures. Subsequently, the convertible debentures are being carried at amortized cost.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2015 or December 31, 2014, other than those discussed below.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The convertible debentures assumed with the acquisition of Brigus (Note 2 (i)) are considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and is subsequently measured at fair value each period during the term of the debentures. During the three and nine month periods ended September 30, 2015, an unrealized derivative gain of $0.2 million and $1.5 million, respectively (2014 – unrealized gains of $2.2 million and $2.5 million, respectively) were recognized in relation to this derivative liability.

The 5.75% convertible unsecured debentures issued by the Company on February 9, 2015 (Note 9 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the three and nine month periods ended September 30, 2015, a mark to market gain of $9.0 million and $13.5 million, respectively (2014 - $nil and $nil) were recognized in relation to this derivative liability.

Fair value measurements of financial assets and liabilities recognized on the Condensed Consolidated Interim Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

At September 30, 2015, the levels in the fair value hierarchy that the Company’s financial assets and liabilities are measured and recognized on a recurring basis are as follows:

	September 30, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Investment in Fortune Bay (1)	$601	$-	$671	$-
5.75% convertible unsecured debentures (2)	61,500	-	-	-
Derivative liability on 6.5% convertible debentures (3)	-	-	-	1,405

1.	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

2.	The fair value of the 5.75% convertible debentures is calculated using the market price on the TSX Exchange as at the date of the statement of financial position.

3.	Calculated using an option pricing model with the following inputs: share price $3.36, conversion price $14.00, expected life 1.00 years, volatility 69.77% and a discount rate of 8%.

At September 30, 2015, there were no financial assets or liabilities measured and recognized on the condensed interim consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2014 – $nil).

16.	Related party transactions

On January 1, 2014, Goldcorp owned 31,151,200 of the Company’s common shares, approximately 27% of the Company’s total shares. On March 26, 2014 Goldcorp sold all these shares and as such subsequent to that date, Goldcorp no longer held an equity interest in Primero and was no longer a related party.

During the year ended December 31, 2014 the Company paid an additional $0.4 million to maintain its 19.99% ownership percentage in Santana Minerals as the result of a rights issue.

Other than payments to key management, there were no further related party transactions for the three and nine months ended September 30, 2015.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

17.	Segmented information

The Company operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

		Cerro del	Black Fox
	San Dimas	Gallo	Complex	Corporate	Total
At September 30, 2015
Mining interests	$534,077	$84,991	$262,237	$437	$881,742
Total assets	612,356	87,058	300,537	11,132	1,011,083
Total liabilities	105,958	5,728	55,315	98,687	265,688
As at December 31, 2014
Mining interests	$543,621	$82,437	$255,136	$286	$881,480
Total assets	611,791	84,969	305,587	473	1,002,820
Total liabilities	98,072	396	55,993	100,374	254,835
Nine months ended September 30, 2015
Revenue	$160,279	$-	$59,621	$-	$219,900
Income tax expense (recovery)	28,621	-	(2,902)	190	25,909
Net income (loss)	5,587	393	1,985	(16,523)	(8,558)
Nine months ended September 30, 2014
(As restated, Note 1)
Revenue	$151,575	$-	$51,866	$-	$203,441
Income tax expense (recovery)	8,304	-	110	-	8,414
Net income (loss)	31,034	(147)	(97,306)	(36,198)	(102,617)
Three months ended September 30, 2015
Revenue	$59,660	$-	$19,559	$-	$79,219
Income tax expense (recovery)	17,785	-	(402)	(37)	17,346
Net income (loss)	(6,922)	627	1,815	(923)	(5,403)
Three months ended September 30, 2014
(As restated, Note 1)
Revenue	$51,273	$-	$24,230	$-	$75,503
Income tax expense (recovery)	8,010	-	(187)	99	7,922
Net income (loss)	4,806	294	(96,359)	(8,223)	(99,482)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

18.	Commitments and contingencies

(a) An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated by Ejidos against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant. None of the initial proceedings named Primero as a party and Primero therefore had no standing to participate in them.

Two of these proceedings were recently decided in favor of the Ejidos. Upon becoming aware of the decisions Primero obtained injunctions to suspend any legal effect of the decisions while the Company proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of Primero’s legal title.

The third legal proceeding commenced by the Ejidos has not been decided and Primero remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, Primero will seek to annul such decision by defending its position as the legitimate owner.

If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

(b) As at September 30, 2015, the Company had entered into commitments to purchase plant and equipment totaling $1.4 million (December 31, 2014 - $0.9 million).

(c) Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.